August 18, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Visualant, Incorporated
Request to Withdraw Acceleration Letter
Filed August 18, 2011 related to
Visualant, Incorporated
Registration Statement on Form S-1
Filed August 17, 2011
File No. 333-175178

Ladies and Gentlemen:

Visualant, Incorporated hereby withdraws the Acceleration Letter filed on August 18, 2012 related to the Registration Statement on Form S-1 that was filed on August 17, 2011 (File No. 333-175178). If you have any questions regarding this application for withdrawal, please contact Jay Biagi, counsel to the Registrant, at (206) 587-5700.

                                   Very truly yours,

                                   Visualant, Incorporated

                                   By:/s/Mark Scott
Mark Scott
Chief Financial Officer